Exhibit 1

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

3 April 2023

WESTPAC COMPLETES THE MERGER OF BT SUPER AND SALE OF ADVANCE TO MERCER

Westpac has completed the previously announced merger of BT's personal and corporate superannuation funds with Mercer Super Trust and the sale of its Advance Asset Management (Advance) business to Mercer Australia. The merger and sale were first announced on 26 May 2022.

Westpac expects to report an after-tax gain on the sale of Advance that will be disclosed as a notable item. The completion of the sale and merger adds approximately 8 basis points to Westpac's common equity Tier 1 capital ratio[1].

Westpac Specialist Businesses Chief Executive, Jason Yetton, said "Since the formation of Specialist Businesses Division in May 2020, we have announced and completed nine business divestments and as a result, Westpac is now a much simpler, stronger bank.

"The completion of the merger and sale has created benefits for BT Super members, new opportunities for our people with a global investment and retirement specialist, and redefined the landscape of superannuation in Australia," Mr Yetton said.

BT Super Trustee Chair, Gai McGrath said "Mercer Super has been helping Australians with their retirement for more than 25 years and is well placed to support BT Super members and participating employers. This merger has created a larger superannuation fund with the potential to deliver improved performance, lower fees, and broader member services, while maintaining continuity of knowledge and service for BT Super members."

The merged fund manages approximately $63 billion in assets and helps more than 850,000 Australians prepare for retirement[2].

For further information:

Lisa Parrett
Media Relations
0432 933 796

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

[1] On a pro forma 31 December 2022 basis
[2] Assets under management as at 31 December 2022 for BT Super and Mercer Super on a combined basis

WESTPAC BANKING CORPORATION ABN 33 007 457 141